2:24 PM
06/23/20
Accrual Basis

Dr Strains Inc
Balance Sheet
As of May 31, 2020

	May 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Bank	9,560.82
Bank Of America	3,192.87
BOA Savings Account	2,950.00
Total Checking/Savings	15,703.69
Accounts Receivable	
Accounts Receivable	9,738.93
Total Accounts Receivable	9,738.93
Other Current Assets	
Inventory	15,475.00
Total Other Current Assets	15,475.00
Total Current Assets	40,917.62
Fixed Assets	
Building Farm	85,159.99
Farm Land	71,800.00
Furniture and Equipment	2,987.97
Leasehold Improvements	5,000.00
Property and Improvements	62,251.12
Vehicles	18,500.00
Total Fixed Assets	245,699.08
TOTAL ASSETS	**286,616.70**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Auto Loan West Lake Financial	13,300.00
Loan Due to Henry Doyle	28,250.00
Sales Tax Payable	2,470.66
Total Other Current Liabilities	44,020.66
Total Current Liabilities	44,020.66
Total Liabilities	44,020.66
Equity	
Opening Balance Equity	20,000.00
Retained Earnings	62,746.63
Shareholder Distributions	-14,953.46
Net Income	174,802.87
Total Equity	242,596.04
TOTAL LIABILITIES & EQUITY	**286,616.70**